Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 10, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ajay Koduri

Intelsat Global Holdings S.A.

Registration Statement on Form F-1 (File No. 333-181527)

Ladies and Gentlemen:

On behalf of our client, Intelsat Global Holdings S.A., a Luxembourg société anonyme (the “Company”), we have separately transmitted for filing with the Securities and Exchange Commission (the “Commission”) in electronic form Amendment No. 9 (“Amendment No. 9”) to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”), marked to show changes made since Amendment No. 8 to the Registration Statement.

In response to our telephone conversations with the Staff of the Commission, the Company has revised pages 11 and 55 of the Registration Statement to provide additional balancing disclosure regarding its expected results of operations for the three months ended March 31, 2013.

Should you have any questions regarding the Registration Statement, please feel free to contact John C. Kennedy at (212) 373-3025, Brian M. Janson at (212) 373-3588 or the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Michelle V. Bryan, Esq.

Intelsat Global Holdings S.A.

Raymond Y. Lin, Esq.

Latham & Watkins LLP